GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman

212-801-9221

E-mail: feldmans@gtlaw.com

April 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Party Payday, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2012
File No. 333-179490

Ladies and Gentlemen:

On behalf of Gold Party Payday, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-179490 (the “Amendment”), for the registration of 666,667 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Lisa Kohl, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the Commission by letter, dated March 8, 2012.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.	Your disclosure indicates that you are a development stage company that intends to engage in the business of organizing events for individuals to attend, and sell their jewelry and precious metals items to you for cash. We also note that you have conducted limited operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Response:

The Company respectfully submits that the proposed offering is not required to comply with Rule 419 under the Securities Act. Rule 419 applies to a blank check company that (1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and (2) is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. Although the Company is issuing “penny stock” as defined in Rule 3a51-1, the Company respectfully submits that it is not a development stage company of the type referenced in Rule 419(a)(2)(i).

As described under “Summary - Business Overview” and “Business,” the Company has organized 12 parties to date, purchasing approximately $6,000 in gold and silver items. These items are being held in inventory and are expected to be sold in the second quarter of this year. (See the December 31, 2011 unaudited Balance Sheet on page F-16). The Company expects to hold one to two events per month on average in 2012, and is currently scheduling appointments. Two to 15 people have attended each of the Company’s parties and the Company expects that number of guests to be consistent at future events. The Company is dedicated to this line of business. For instance, Tatum L. Morita, the Company’s President, Chief Executive Officer and Chief Financial Officer, has spent considerable time researching this field, observing experienced jewelers and gold buyers perform their precious metal appraisal process, speaking with jewelers, watching videos, and training and practicing with the assistance of experienced valuation buyers as the Company’s on-site professional buyer. She served in this capacity at the initial parties. Based on the foregoing, the Company does not believe it is a blank check company, but instead a fully functioning and currently active operating business.

The Company has added disclosure under “Summary - Business Overview ” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” that it has no current plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2.	We note your disclosure in the Results of Operations section on page 15 that the revenue you have generated is not a result of the business plan described in your prospectus. Please revise your prospectus to clarify this fact. In doing so, please address the following:

•	In each instance in which you reference earning revenue, please clarify that you did not earn such revenue as a result of the business plan described in the prospectus.

•	Please clarify whether you have purchased any items at either of the parties you have held. If so, also state whether you have subsequently sent such items to the refineries you reference in the prospectus.

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•	If you did not purchase any items at either party, please thoroughly revise your prospectus to clarify this fact. In doing so, revise your prospectus to indicate, as examples only, that your statements regarding how you will purchase items at the parties, how much party hosts will be paid, and how you will generate revenue from such parties are your plans, but that none of these events have yet occurred. In this regard, we note statements on your website by individuals purporting to describe how they spent their “Gold Party Payday money.” If you have not yet purchased any goods or remitted any funds to those attending your parties, please tell us why the statements on your website are appropriate.

•	Finally, please revise your prospectus to briefly describe your gold bullion business, with a view towards explaining to investors how you have generated revenue to date.

Response: As requested by the staff, in the response to the first bullet point, disclosure has been added on pages 2, 5 and 17 to indicate that the Company has not earned revenue to date as a result of its core business of hosting parties to purchase gold and silver items.

Similarly, in the response to the second bullet point, disclosure has been added on pages 1, 16 and 21 to note that approximately $6,000 in gold and silver items were purchased at the Company’s 12 initial parties, but that such items are being held in inventory and are expected to be sold in the second quarter of this year.

As noted above, in response to the third bullet point, the Company did purchase gold and silver items at its initial parties Accordingly, the business disclosure in the prospectus (and on the Company’s website) has not been revised to characterize its current operations as merely “plans.”

Lastly, in response to the fourth bullet point, disclosure has been added on page 16 to briefly describe the Company’s gold bullion coin purchases on behalf of clients, and the commission fee revenue paid to the Company by them.

3.	Please advise dealers of their prospectus delivery obligations by including the language required by Item 502(b) of Regulation S-K on the back outside cover page of the prospectus.

Response: As required by Item 502(b) of Regulation S-K, language has been included on the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligations.

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Prospectus Cover Page

4.	Please disclose the net proceeds from the offering for both the minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: In accordance with Item 501(b)(3) of Regulation S-K, the net proceeds for both the minimum and maximum amounts of the offering are disclosed at the bottom of the first paragraph on the cover page of the prospectus.

5.	We note your disclosure that if you do not achieve the minimum amount of the offering within the requisite time period, funds will be returned to investors the next business day or, “as soon as possible following the offering’s termination.” Please revise here, and elsewhere in your prospectus, to explain what you mean by “as soon as possible following the offering’s termination” with a view towards informing investors as to when they can expect to receive any such funds.

Response: As requested by the staff, the phrase “as soon as possible” has been removed from relevant disclosure concerning refunds.

6.	We note your disclosure that if you achieve the minimum amount of the offering, you plan to apply to have your stock quoted on the OTCBB. Also state where you have engaged a market maker to file an application on your behalf, and that there is no guarantee that a market marker will file an application on your behalf.

Response: As requested by the staff, disclosure has been added to the bottom of the third paragraph on the prospectus cover page to state that the Company has not engaged a market maker to date to file an application on its behalf and there is no guarantee that a market maker will file an application on its behalf.

7.	We note that you will deposit the proceeds of this offering in a separate bank account, established by you. Please describe the impact on investors of the fact that you have not arranged to place the funds from the offering in escrow or trust pending the achievement of the minimum offering, including the risk, if applicable, that your creditors could reach such funds. Refer to Item 503 (b)(8)(iii) of Regulation S-K.

Response: In response to the staff’s comment, the Company has decided to place investor funds into an escrow account pending the achievement of the minimum offering amount. Please see revised disclosure on the prospectus cover page and pages 3 and 28.

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Prospectus Summary, page 1

8.	We note your statement at the top of page 2 that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management’s Discussion and Analysis sections.

Response: As requested by the staff, the Company estimates that it will need approximately $25,000, or approximately $2,000 per month, in capital to continue as a going concern over the next 12 months. This estimate is discussed in “Risk Factors - Because of our deficit accumulated during the development stage…” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements.”

The Offering, page 2

Trading Symbol, page 2

9.	Please clarify that there is no assurance that you will be accepted for quotation on the OTCBB, that you must have a market maker apply to file an application to the OTCBB on your behalf, and that there is no guarantee that you will be able to engage a market maker to file an application on your behalf.

Response: As requested by the staff, disclosure has been added under “The Offering - Trading Symbol” to clarify the steps and risks with regard to obtaining a trading symbol.

10.	We note the last sentence on page 2 which states that “[i]nvestors will not be entitled to a refund of their investment if we decide to extend the offering period for the additional 90 days.” Please revise to clarify that investors will not be entitled to a refund of their investment until the conclusion of such 90 day period, at which time they will be entitled to a refund if you have not achieved the minimum offering. Please revise similar disclosure elsewhere in your prospectus.

Response: As requested by the staff, the disclosure concerning no refund after the 90-day extension of the offering period has been clarified on pages 3 and 29.

Summary Financial Information, page 3

11.	We note that total operating expenses in the table of consolidated statements of operations data for the period August 16, 2011 (inception) to September 30, 2011 differs from the amount of total operating expenses presented in the consolidated statement of operations on page F-4. Please revise or advise.

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Response: The total operating expenses number for August 16, 2011 (Inception) to September 30, 2011 in “Summary Financial Information” has been corrected. It now reads $462.

Risk Factors, page 4

Risks Related to our Common Stock, page 7

Our current management can exert significant influence .. . . ., page 8

12.	Please revise this risk factor to disclose the percentage ownership of your common stock that Ms. Morita will own if the minimum and maximum amounts of your offering are achieved.

Response: As requested by the staff, Ms. Morita’s percentage ownership of the Company’s outstanding shares of common stock is disclosed on page 9 assuming the minimum and maximum amounts of the offering are achieved.

Where You Can Find More Information, page 10

13.	We note your statement that “[i]n addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.” Please revise to clarify that you will file such reports, as you have not yet filed any such reports.

Response: The above statement has been revised on page 11 to indicate that the Company will file periodic and other reports with the SEC following the offering.

Determination of Offering Price, page 12

14.	We note your statement in the first sentence of this section that prior to this offering, “there has been a limited and sporadic public trading market for [y]our shares of common stock.” However, elsewhere in your prospectus you state that there has been no public trading market for your common stock. Please revise for consistency and to clarify whether there has ever been a public trading market for your common stock.

Response: In response to the staff’s comment, there has never been a public trading market for the Company’s common stock. The first sentence under “Determination of Offering Price” on page 13 has been corrected.

Dilution of the Price You Pay for Your Shares, page 12

15.	Please disclose the dilution per share to new investors assuming the maximum and minimum number of shares is sold in your narrative discussions on page 12.

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Response: As requested by the staff, disclosure as to the dilution per share to new investors assuming the maximum and minimum number of shares are sold in the offering has been added to pages 14 and 15.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

16.	We note your disclosure that you pay guests based on the estimated appraised value, which is based on the quality and quantity of precious metals contained in the items purchased from guests and prevailing gold and silver prices, less a calculated deduction which is your gross profit. Please describe how you compute the calculated deduction (e.g., as a percentage of appraised value). In addition, it appears that your gross profit represents the difference between the sales proceeds received from the refinery and the cost of scrap gold and silver and coins purchased from guests less any other costs classified as cost of sales. Please clarify how you earn revenues and income (i.e. from the sale of scrap gold and silver and coins purchased from guests) and generate cash. Please also disclose the nature and type of costs classified as cost of goods sold.

Response: Based on the Company's market testing in the central Kentucky area, the payouts of competing jewelers, pawnshops and mail-in gold services range from 30% to 60% of the spot precious metal price. The Company's payout percentage has been and is expected to continue to be typically 55% to 60% of the spot price to customers in order to be at the high end of local market payouts.

The Company derives its revenues in two different ways. First, revenue is derived by the Company from sales with refineries of gold purchased from individuals at parties, with revenues being generated upon the shipment of merchandise. Persuasive evidence of an arrangement is demonstrated via sales invoice or contract; and the sales price to the customer is fixed upon acceptance of the signed purchase order or contract and there is no separate sales rebate, discount or volume incentive. Second, revenue is derived when, if gold and silver prices are low, the Company buys gold and silver bullion/coins for clients. The Company follows Section 605-45-45 (formerly EITF 99-19) (“ASC Section 605-45-45”) of the FASB Accounting Standards Codification for revenue recognition for this second revenue stream by reporting revenue on a net basis. The cost of goods sold, which is only for the first revenue stream, consists of scrap gold and silver and bullion coins purchased, plus the shipping costs to deliver to the refineries.

17.	Please provide us with the basis for your belief that you will be paid 90% of the daily gold spot value, as you indicate in the fifth paragraph of this section.

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Response: The basis for the Company’s estimate on payment of 90% of the daily gold spot value is provided on page 16. This estimate is based on the Company’s discussions with several precious metal refining companies with which it intends to do business in the future.

These refineries have provided an estimate of a 90% to 95% payout depending on the volume of gold sold and delivered.  The Company believes its expected volumes will equate to a 90% payout.  Further, in support of attaining this level, please see the website of Northern Refineries which has a settlement page showing current payout ratios at http://www.northernrefineries.com/Settlement.htm.

Revenue Recognition, page 14

18.	Please disclose how you estimate the amount of revenue when coins and other gold and silver items are delivered to the refinery. Please also disclose the risks and uncertainties, particularly in regard to the volatility of commodity prices, on your estimates of revenue and gross profit.

Response: The Company's estimate of revenue is calculated using a scrap gold/silver calculator (the Company uses, in particular, http://www.jackhunt.com/scrap-calculator/) after the gold and silver items purchased from event guests are measured, tested and weighed.  The Company uses www.kitco.com to obtain daily spot prices to input into these calculations.  Some refineries offer a lock-in price over the telephone.  During periods of volatility in the spot prices of gold and silver, the lock-in method may be preferred as compared with waiting five to ten business days for gold and silver to be delivered to the refinery and melted, weighed and tested to determine the value. Please see added disclosure in this regard on page 17.

Cash Requirements, page 16

19.	We note that you believe that “cash on hand and cash flow from operations will meet part of your present cash needs.” Please explain your basis for believing that you will generate cash flow from operations, as it does not appear that to date you have generated revenue from the business plan described in your prospectus. Alternatively, revise your disclosure here, and elsewhere in your prospectus to state that you have not generated cash flow from operations from the business plan described in the prospectus and that there is no assurance you will generate any such cash flow. Please also describe your capital expenditure and working capital requirements.

Response: The Company has revised its disclosure throughout the prospectus stating that, to date, it has not earned any revenue, or generated cash flow from operations, from its core business of hosting parties to purchase gold and silver items. The Company believes that it will generate cash flow from its core operations in the future based on the results of its initial 12 parties, at which it purchased approximately $6,000 in gold and silver items. These items are being held in inventory and are expected to be sold in the second quarter of this year.

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Business, page 18

Operations, page 18

20.	We note statements throughout your prospectus regarding your planned geographical expansion. Please revise throughout your prospectus to disclose the geographic market in which you currently plan to conduct operations. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response: As requested by the staff, a sentence has been added under “Operations” on page 21 that the Company’s parties are currently being conducted in central Kentucky.

21.	Please provide greater detail about the way in which you will appraise items at the gold parties that you will attend. In this regard, we note your risk factor on page 7 regarding Ms. Morita’s lack of experience in precious metal appraisals. We also note that your website provides additional detail regarding the way in which you plan to calculate the value of gold, including references to a “professional Gold Party Payday gold buyer” and the fact that your “parties are run by company trained valuation buyers.” Please explain to whom you refer when referring to a professional buyer and a trained valuation buyer. If it is Ms. Morita, please explain how she qualifies as a professional buyer or a trained valuation buyer, in light of the inexperience you describe on page 7.

Response: The typical process for appraising items at a party are:

(1)	Visually inspect the item with a jewelers loupe for markings (e.g., to determine 10k or 14k karat).

(2)	Pass neodymium magnet over the item to test for gold plated or fake/costume jewelry.

(3)	Test the item with electronic tester to verify consistency with markings, if any were viewed in step 1.

(4)	If electronic test and markings match, can skip to step 6.

(5)	If further verification needed after step 3, test item with an acid test kit.

(6)	Weigh item on a digital jewelry scale.

(7)	Calculate an offer based on metal karat, spot price, weight and payout ratio.

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The Company counts Ms. Morita and Richard J. Hitt, Secretary and a director, as professional buyers and trained valuation buyers.  Their knowledge was gained from reading books in the field, watching experienced jewelers and gold buyers go through their precious metal appraisal process, speaking with jewelers, watching videos, and training and practicing with the assistance of experienced valuation buyers. See pages 21-22.

22.	We note your disclosure in the third paragraph of this section regarding your industry relationships and your “select group of clients.” We also note your statement in the penultimate paragraph of this page that you have “arrangements in place with several precious metal refining companies.” Please provide greater detail about these relationships, with a view towards clearly describing your business plan to investors. Refer to Items 101(h)(4)(iv) and (vi) of Regulation S-K. If any of the agreements to which you refer are material contracts, please file any such agreements as exhibits to the registration statement. Refer to Item 601 of Regulation S-K.

Response: In addition to the Company's experience to date and the training undergone by Ms. Morita, the Company has reviewed the websites of larger refineries which provide extensive details (e.g., www.midwestrefineries.com, www.northernrefineries.com and www.ntrmetals.com), including the opportunity to speak with representatives about the process.  The Company is aware of the various strategies (e.g., lock-in or no lock-in, shipping specifications, payment terms and timelines) in seeking to maintain value and minimize downside risk during times of volatility in gold and silver prices.  The Company has no written or oral contracts at this time with any precious metal refining company. Please note revised disclosure on page 1.

Management, page 21

Code of Ethics, page 22

23.	We note your statement that your code of ethics is posted on your internet website, however, we cannot locate your code of ethics on the website. Please revise or advise.

Response: In response to the staff’s comment, the Company’s code of ethics is now posted on its internet website.

Certain Relationships and Related Party Transactions, page 25

24.	Please revise to provide the approximate dollar value of the first transaction described in this section. Refer to Item 404(a)(3) of Regulation S-K.

Response: As requested by the staff, the $0 value of the contribution transaction involving Tatum L. Morita is provided in the first paragraph under “Certain Relationships and Related Party Transactions.” Please note similar disclosure also appearing on page F-7.

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25.	Please identify Ms. Morita as your promoter. Refer to Item 404(c) of Regulation S-K and Rule 405 under the Securities Act.

Response: The Company has identified Ms. Morita as a promoter of the Company at the end of the first paragraph under “Certain Relationships and Related Party Transactions.”

Plan of Distribution and Terms of the Offering, page 26

26.	We note your statement that your officers and directors will rely on Rule 3a4-1 under the Exchange Act to conduct this offering. Please revise to discuss each of the conditions set forth in Rule 3a4- 1 as they relate to each officer and director that will conduct this offering, affirmatively stating that each officer and director meets such conditions.

Response: As requested by the staff, disclosure has been added to page 29 to affirmatively state that the Company’s officers and directors meet each of the conditions set forth in Rule 3a4-1 to conduct the offering. These conditions are spelled out on page 30.

Procedures for Subscribing, page 28

27.	Please revise to describe the manner in which subscribers will receive their shares.

Response: As requested by the staff, disclosure has been added on page 31 to indicate that subscribers will receive their stock certificates in physical form promptly after closing.

Notes to the Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

29.	We note your disclosure in results of operations on page 15 that revenues recognized during the period related to the purchase of gold bullion coins for clients. Please disclose the terms of these arrangements and whether you recognize revenue on a gross or net basis. Also, please provide similar disclosures in the policy disclosed on page F-24. In addition, please provide us with an analysis of the indicators in ASC 605-45-45 you considered in determining your accounting policy.

Response: Results of operations has been revised to disclose that the $43 is the commission that the Company made on this revenue stream. Disclosure has been made in the accounting policy footnotes for the audited period and the unaudited interim period. The indicators are also provided in the policy footnotes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Revenue Recognition” on pages 16-17, and in Note 2 to Notes to the Consolidated Financial Statements on each of pages F-10 and F-25.

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30.	We understand that you generate or intend to generate revenues by reselling gems, scrap gold and silver, coins and other gold and silver items purchased from guests to precious metal refining companies. We also understand that revenue you receive from precious metal refiners is based on the daily gold spot value. Please disclose the terms of arrangements with refiners and your specific revenue recognition policies, including estimation methods and assumptions. Please also disclose whether revenue is based on the daily gold spot value on the date of delivery or the date a refiner determines the precious metal content. Similar disclosures should be provided in the policy disclosed on page F-24.

Response: The Company intends to sell its inventory of gold and silver items to a precious metal refining company during the second quarter. The Company will recognize revenue at that time, and further detail those arrangements. The Company’s revenue recognition policies are described on pages F-10 and F-25. See also responses to Comments 17, 18, 22 and 29.

Note 5 – Related Party Transactions, page F-27

31.	We understand that your chief executive officer and directors are not compensated for their services. Please tell us your consideration of disclosing the fair value of services provided by such persons not recognized in your financial statements.

Response: The Company determined that these services were nominal and has not yet recognized compensation expense in its financial statements.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 10.1 – Form of Subscription Agreement

32.	The terms of the offering described in the form subscription agreement appear to be inconsistent with the terms of the offering described in the prospectus. In this regard, we note as examples only statements in the subscription agreement that the offering is a private offering and that the offering is being made without a prospectus. We also note the statement in Section D.2 that the funds received will be immediately available to you. Please revise or advise.

Response: In response to this comment, a revised form of Subscription Agreement, consistent with the terms of the offering described in the prospectus, is being filed as Exhibit 10.1 to the Amendment.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, Gold Party Payday will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Lisa Kohl, Esq., Staff Attorney
Yolanda Guobadia, Staff Accountant
Mara Ransom, Esq., Assistant Director
Division of Corporation Finance

Ms. Tatum Morita
Gold Party Payday, Inc.

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